CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH "[***]". SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Fair Market Value Appraisal: Internal Use

Client

Series 369, a series of Masterworks Vault 3, LLC

Intended User

Masterworks Administrative Services, LLC on behalf of the above-named Client.

Intended Use

To determine fair market value as outlined in the Scope of Work.

Effective Date of Appraisal Report

May 31, 2024

Issuance Date of Appraisal

July 9, 2024

MASTERWORKS

TABLE OF CONTENTS

Certification	2
About Masterworks	3
Scope of Work	3
Definition of Value	4
Method of Research	4
Method of Examination	4
Assignment Conditions	4
Approach to Value	5
Opinion of Value	5
Global Art Market Overview	6
Subject Artwork	9
Fair Market Value	9
Artist Background	10
Valuation Narrative	10
Comparable Sales	12
Sources of Data	14
Statements and Disclosures	15
Appraisal Terminology and Definitions	17
Appendix	22

MASTERWORKS

Certification

I certify that, to the best of my knowledge and belief:

- The statements of fact contained in this Appraisal Report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions and conclusions.
- In my role at Masterworks Administrative Services, LLC, I provide on-going valuation and consultation regarding the Masterworks Portfolio; in this context, I frequently perform an initial review of the Artwork prior to its acquisition by Masterworks.
- I am an employee of Masterworks Administrative Services, LLC, which serves as the administrator to the owner of the Artwork. Masterworks Administrative Services, LLC receives revenue for the administration of the Artwork and, its affiliate, Masterworks Gallery, LLC holds a financial interest in the corporate entity that owns the Artwork. However, I have no direct personal interest or bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
- My engagement in this assignment was not contingent upon developing or reporting predetermined results.
- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of Masterworks, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
- The property that is the subject of this report was inspected by a member of the Masterworks' Acquisitions team and/or Appraisal team; in the event that I did not personally inspect the artwork, I relied on information, including photographs and other documentation, supplied by both the seller and the Masterworks team member who conducted the inspection.
- I received personal property appraisal assistance from Jessica Maliszewski, Fine Art Appraiser, who assisted with research and appraisal development. Other valuation assistance was provided by the Masterworks' Valuations Committee, which is composed of myself, Masha Golovina (the EVP of Acquisitions), and Francisco Meyo (Controller, Investment Entities).

Abigail Athanasopoulos
Director of Appraisals
Masterworks Administrative Services, LLC

MASTERWORKS

About Masterworks

Masterworks Administrative Services, LLC acts as manager for individual Delaware LLCs that own, through a segregated portfolio of Masterworks Cayman SPC, a single artwork as its sole investment which have been offered and sold as securities pursuant to an exemption from registration under Rule 251(a)(2) of Regulation A under the Securities Act of 1933. For the purposes of this Appraisal Report only, and unless otherwise indicated in a specific instance, this organizational structure shall be referred to as "**Masterworks.**"

Scope of Work

The following appraisal report ("**Appraisal Report**") was prepared for use in determining the Fair Market Value of the subject artwork (the "**Artwork**"). **Masterworks** internally prepares quarterly appraisals of the artworks managed by Masterworks (the "**Masterworks Portfolio**"), which serve as inputs for the quarterly assessment of the Estimated Net Asset Values ("**NAV**") of each investment vehicle. Use of this Appraisal Report by others is not intended.[1] This Appraisal Report is not valid for any other purpose; any other use renders this Appraisal Report null and void. Values stated may not reflect additional expenses which might be incurred should the Artwork be sold such as advertising costs, or shipping. For the avoidance of doubt, this Appraisal Report shall not be construed as providing investment advice or be relied upon by those making investment decisions. Given the volume of transactions, internally compiled intelligence and qualified personnel, among other items, Masterworks believes it is well-positioned to appraise artworks in the Masterworks Portfolio. This appraisal was prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice ("**USPAP**") developed by the Appraisal Standards Board of the Appraisal Foundation, by a USPAP-compliant appraiser from the Masterworks Appraiser(s) and approved by a committee of three individuals, including Abigail Athanasopoulos, ASA, Director of Valuations, Masha Golovina, EVP of Acquisitions, and Francisco Meyo, Controller, Investment Entities (the "**Valuations Committee**"). It is noted that there are potential conflicts of interest given that all members of the Valuations Committee are employees of Masterworks, and Masterworks retains an ownership and other pecuniary interests in the Artwork. This valuation is valid as of the Effective Date, and does not take into account any sales of comparable works or market movement that occur after the Effective Date.

The Artwork is owned by Series 369, a series of Masterworks Vault 3, LLC, and this Appraisal Report is intended for use by Series 369, a series of Masterworks Vault 3, LLC and its subsidiaries (collectively referred to as "Masterworks 369"). The Appraisal Report has been prepared by the Masterworks Appraiser(s) on behalf of Masterworks Administrative Services, LLC in its capacity as administrator to Series 369, a series of Masterworks Vault 3, LLC.

[1] Use of this report may be requested and approved on a case-by-case basis.

Definition of Value

The definition of fair market value is set forth in IRS Section 1.170 and 20.2031-1 which states that: "*The Fair Market Value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts*." (According to Technical Advisory Memorandum [TAM] 9235005 [May 27, 1992], fair market value should include the buyer's premium) 20.2031 (b) continues "*the fair market value of an item of property includible in the decedent's gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of that item in a market other than that in which such item is commonly sold to the public, taking into account the location of the item wherever appropriate*."

Method of Research

In preparing this Appraisal Report, research was conducted in the Masterworks offices. The offices are equipped with an extensive library relevant to the artworks held in the Masterworks' collection. Research involved but was not limited to: i) detailed research of comparable transactions occurring at public auction via third-party, on-line artwork-focused databases including artprice and artnet; ii) review of an internal database of similar works and works by the same artists that have been previously offered to Masterworks for purchase; iii) review of historical market trends within the specific artist market, the market for similar (or comparable) artwork based on internally-compiled market indices, and the broader art market; iv) review of past condition reports, photos, previous appraisals, sales transactions, auction catalogues and other documentation related to the Artwork; iv) review of general art market intelligence and observations acquired by Masterworks through the attendance of auction previews, art fairs exhibiting comparable works, gallery and museum exhibitions and v) art historical research pertaining to the artist and the subject artwork using Masterworks' Reference Library and resources available at the New York Public Library, the Metropolitan Museum of Art's Watson Library and the Frick's Art Reference Library among others. Sources for art market data include third-party online transaction databases, physical auction catalogues, sales (or offers) made to Masterworks by dealers and other general market observations and intelligence.

Method of Examination

The Artwork was last physically inspected by Kelly O'Neill for Masterworks on June 24, 2024, with the most recent condition report issued on June 24, 2024, it is assumed that the artwork has sustained no visible apparent change in its condition since that time.

Assignment Conditions

During the development of this Appraisal and preparation of this Appraisal Report, the Masterworks Appraiser(s) relied on photographs and descriptions of the Artwork retained in Masterworks' collection files to confirm the work's physical characteristics. Relevant information regarding comparable sales is included in this report or, in the case of confidential private sale data, maintained in the Masterworks Appraiser(s)'work file at the offices of Masterworks. The Masterworks Appraiser(s) may not have personally examined the comparable works referenced in the Appraisal Report, and thus relied on the information available through online databases, auction catalogues, private dealers and/or galleries. Not all comparables have current condition reports for review.

- Extraordinary Assumptions: An extraordinary assumption is defined by USPAP as "an assumption, directly related to a specific assignment, as of the effective date of the assignment results, which, if found to be false, could alter the appraiser's opinions or conclusions." The appraised value assumes the clear title, good condition, and authenticity. While members of Masterworks may have viewed the work prior to acquisition by Masterworks, the Masterworks Appraiser(s) did not inspect the property in person during the preparation of this report, and thus relied solely on images and descriptions retained in Masterworks' files and assumed this information to be accurate. The Masterworks Appraiser(s) may not have been able to examine the comparable works used for this assignment and thus relied on information available through online databases, auction catalogues, private dealers and or galleries. When no condition report was available for comparable works, the object is assumed to be in good condition.

- Hypothetical Conditions: A hypothetical condition is defined by USPAP as "a condition, directly related to a specific assignment, which is contrary to what is known by the appraiser to exist on the effective date of the assignment results but is used for the purpose of analysis." No hypothetical conditions have been applied to this Appraisal Report.
- Limiting Conditions: The following Limiting Conditions exist in this assignment. Such conditions may limit the appraisers' expertise in specific areas as well as the perceived responsibilities of the assignment. Some are also considered to be Extraordinary Assumptions and were taken by the appraiser as facts. If these Limitations and Extraordinary Assumptions are found to be untrue, the appraiser's opinions, including the opinions of value may be affected.
    - The Appraisal Report is limited in that the appraiser is not an authenticator. This is also considered an Extraordinary Assumption as they assume the work is authentic.
    - This Appraisal Report is limited in that the appraiser is not a conservator. As such, they did not prepare a professional condition report for the subject work. This is also considered an Extraordinary Assumption as they assume the work is in good condition.

Approach to Value

The Artwork was evaluated based on the "Sales Comparison Approach." This method of valuation involves analysis of recent sales involving similar objects, also referred to as comparable sales, which have sold within the market that is most common for each object. In the context of the Artwork, comparable sales generally include sales of other artwork (or the Artwork itself) created by the same artist, with similar dimensions, creation period range and subject matter as the Artwork. Comparable sales may have taken place at public auction or in private sales, if such private sales information is verifiable. The Appraisers may adjust the valuation of the Artwork, otherwise derived from past comparable sales, based on a historical price appreciation benchmark for similar works by the artist or the artist's market overall.

The "Income Approach" and the "Cost Approach" were also considered for this appraisal. While the subject work is an income producing asset, such income is not part of the scope of the assignment and thus the "Income Approach" was not applied. The "Cost Approach" was also considered and since its application was not relevant to the assignment's scope of work, it was not applied.

Opinion of Value

The value expressed herein is based on the Masterworks Appraiser(s)' best judgment and opinion. This value is not a representation or warranty that the item will realize this value if offered for sale in an appropriate market. The value expressed is based on current information on the date the Appraisal Report was made. No opinion is expressed as to any past value, nor, unless otherwise expressly stated, as to any future value.

Global Art Market Overview

The most recent major shift in the art market occurred in 2020, which proved to be a truly unprecedented year across sectors, when the COVID-19 health crisis began in the first quarter, prompting global shutdowns and social distancing efforts. According to the 2021 Art Basel and UBS annual report, global art sales only reached $50.1 billion in 2020, a 22% decrease from 2019, but still above the 2009 recession low.[2] The US market retained its position as the leader and driver of sales, with a 42% share, followed by Greater China and the United Kingdom, each with approximately 20%. The COVID pandemic forced auction houses, galleries and art fairs to abandon in-person activity, which accelerated digital initiatives. McAndrew notes that online art sales doubled in value from 2019, reaching a record high of $12.4 billion (a 25% share of the market's total value) in 2020.[3]

2021 saw the continuation of the pandemic-related challenges, yet according to Dr. McAndrew's 2022 Art Basel and UBS annual report, the global art market recovered strongly, with total turnover (including both auction and private market sales) reaching an estimated $65.1 billion, up 29% from 2020, with values surpassing pre-pandemic levels in 2019.[4] McAndrew states that all segments in the art market grew in 2021, but the auction sector in particular achieved strong results: public auction sales increased by 47% while private sales brokered by auction houses were up just over one third from the previous year. The private market also ended the year well, with 18% growth year-on-year. The US market retained its dominant market share, with 43% worldwide sales by value (an increase of 33% from 2020). Greater China came in second with 20% (up 35% from the previous year), and the United Kingdom rounded out the top three with 17% market share (an increase of 14% from 2020).[5]

Dr. McAndrew's 2023 Art Basel and UBS annual report indicates that the Global Art Market continued to strengthen in 2022, up 3% from the previous year to an estimated $67.8 billion (the second highest year on record following closely behind 2014's $68.2 billion). Unlike in 2021, however, there was greater variance in performance by sector, region, and price resulting in a less pronounced growth rate overall. Compared to the 19% growth in sales during 2021, 2022 saw only a 1% growth (up to $37.8 million from $37.3 million the previous year), which was most acutely observed in the higher end of the market. While public auction sales decreased in 2022 by 1% to $26.8 billion, the segment of the market for paintings trading at $10 million and higher increased in value, and the dealer sector grew by 7%. The US continued to dominate, with its market share by value increasing by 2% to 45%. The United Kingdom moved into second place at 18%, while Greater China's share decreased to 17%. The US art market continued to grow in 2022 with an 8% increase from 2021 to $30.2 billion (its highest level to date), due largely to fervent activity at top tier auction sales.[6]

In 2023, the Global Art Market softened, falling 4% from 2022 to an estimated $65 billion, primarily the result of fewer sales at the top end of the market; however, while the dollar amount decreased, the number of transactions increased by 4% to 39.4 million (primarily in the lower price levels). Auction houses experienced a greater decrease in sales compared to dealers (7% vs. 3%), although private auction sales increased by 2%. The US continues to lead, accounting for 42% of sales, which was down by 3%, with China (19%), the UK (17%), and France (7%) following in the second, third and fourth spots. Following its record high in 2022 of $30.2 million, the US market declined by 10% in 2023 to $27.2 billion (presumably due in large part to the decline in sales in the higher price points). Online sales continued to increase in 2023, up 7% to $11.8 billion, although the highest priced artworks continued to be traded primarily offline.[7]

---

[2] Dr. Clare McAndrew, *The Art Market 2021*, Art Basel and UBS, pp. 30-31.

[3] Ibid.

[4] Dr. Clare McAndrew, *The Art Market 2022*, Art Basel and UBS, pp. 14.

[5] Ibid.

[6] Dr. Clare McAndrew, *The Art Market 2023*, Art Basel and UBS, pp. 17-18.

[7] Dr. Clare McAndrew, *The Art Market 2024*, Art Basel and UBS, pp. 17-18.

Post-War & Contemporary Art Auction Market

PWC, together with the Modern art sectors, continues to constitute the largest portion of the global auction market, a claim firmly held since 2011. During 2023, the PWC sector alone accounted for 53% of total global art sales by value, a 1% decrease from 2022, and 55% by volume, down by 3% year-on-year. Total sales for the sector reached $6.5 billion in 2023, representing a fall of 16% from 2022, with the total number of lots also decreasing by 3% year-on-year. The United States maintained its position as the largest center worldwide for PWC sales (47%), followed by Greater China (24%) and the United Kingdom (13%). While the bulk of the transactions by volume (93%) in the sector sold at lower price levels ($50,000 and below), works priced in excess of $1 million accounted for the majority of value in 2023 (55%). This proves once again that top examples achieve top prices. The highest-priced lots sold predominately in New York and the major auction houses dominated, with Christie's and Sotheby's accounting for 61% of total sales values. In 2023, works by living artists represented 59% of lots sold at auction in the PWC sector. Furthermore, living artists constituted 49% of the value of the market, a 2% year-on-year increase.[8]

The US remains the largest market by region in this sector, with shares of 47% (down by 1% from 2022). The market for 'ultra-contemporary' artists has eased since its peak in 2021, but has since remained robust with notable sale prices at auction for such artists as Matthew Wong (1984-2019), Nicolas Party (b. 1980), and Avery Singer (b. 1987). After experiencing a significant decline in value (nearly one third) during the pandemic, the US PWC market witnessed a strong recovery in 2021, doubling its size. This growth continued into 2022; however, in 2023, sales declined by 19% to 3.1 billion, attributed partly to the slower turnover at the high end of the market. 93% of artworks in this sector were priced below $50,000, and artworks over $1,000,000 accounted for 55% of total value. The total number of lots sold in this segment decreased by 3% compared to 2022, with total value decreasing by 1%.[9]

In 2023, the year started off slow, but acquired some traction with the PWC sales in February and March at Christie's, Sotheby's, and Phillip's. Christie's 20th/21st Century Evening Sale in London (February 28, 2023) totaled $137 million (exceeding the low estimate of $122 million) with a 91% sell-thru rate and top prices achieved by Cecily Brown (b. 1969) and Liu Ye (b. 1964). Sotheby's Modern & Contemporary Art Evening Auction on March 1, 2023 brought in approximately $165 million with 83% sold by lot with top prices achieved by Pablo Picasso (1881-1973) and Gerhard Richter (b. 1932). Phillips' 20th Century & Contemporary Art Evening Sale in London (March 2, 2023) brought in approximately $24.5 million (low estimate of $18.9 million) with 100% of lots sold, with top sales occurring for ultra contemporary artists, including Cecily Brown, that are hard to source in the primary market. Sotheby's 50th anniversary evening sales in Hong Kong made a combined $194 million with 87% of lots sold; the Modern sale made $59.2 million (89.5% of lots sold) and the Contemporary sale made $86 million (95.3% of lots sold). Although the general sense was that attendance was low and prices weren't quite as robust as the auction houses had hoped, this is not uncommon for these "mid-season" sales.

At the New York Marquee sales in May 2023, sales were largely around or slightly above low estimates, with Christie's evening and day sales totaling $922.2 million (with a sell-through rate of 89% by lot and 102% hammer against low estimate), followed by Sotheby's at $799.2 million (with 82.6% to 88.3% of lots sold), and Phillips at $108.3 million (with only one evening and day sale). ArtTactic, the London-based art analysis firm, reported that the overall 2023 May evening sales at the three major auction houses (Christie's, Sotheby's and Phillips) were down by 42% from the previous year to $1.2 billion, though this can largely be attributed to May 2022 results inclusion of

[8] Dr. Clare McAndrew, *The Art Market 2024*, Art Basel and UBS, pp. 174-182.

[9] Dr. Clare McAndrew, *The Art Market 2024*, Art Basel and UBS, pp. 182-184.

Christie's marquee sale of the collection of Paul Allen that totaled $1.6 billion alone. Despite an overall softening market, top results were still achieved for quality works in May. Noah Davis' "Untitled" (2010), achieved his second-highest price at auction realizing $900,000 well-over its presale high estimate of $150,000 at Phillips; the sale of Barkley Hendricks' "Stanley" (1971), set the new top record for the artist selling for $6,100,000 at Christie's sale of the Gerald Fineberg Collection Part I; and Jean-Michel Basquiat's monumental triptych "El Gran Espectaculo" (1983), set the artist's fourth highest auction record to date selling at Christie's for $67,110,000.

The November New York Marquee sales continued to indicate an overall softening of the art market in 2023; several blue chip works hammered at or below the low estimates (including significant works by Jean-Michel Basquiat, Cy Twombly, and Ed Ruscha), 17 artworks were withdrawn, and 11 works were bought-in. Of the total lots offered across the three major auction houses at Sotheby's, Christie's and Phillips (284 lots), 65.6% sold below the pre-sale mid-estimate, and just 31.9% sold above the pre-sale mid-estimate.[10]

Following difficult spring and early autumn sales in Hong Kong and London, the November sales did exhibit some positive signs of recovery in the market - November sales were down by just 36.1% from the same period in 2022 and opposed to 42% in May.[11] Evening sales at Sotheby's, Christie's and Phillips totaled $1.56 billion (just above the total low pre-sale estimate of $1.51 billion), and came in 29.8% higher than May. More conservative auction estimates also helped to propel an overall sell-through rate of 98.9% across all auctions (up from 94.5% of the same period in 2022).[12]

Despite an overall softening of the market, bright spots included several records set by ultra contemporary artists, as well as a number of notable achievements in the PWC and Modern markets. On November 8, at Sotheby's evening sale of the Emily Fisher Landau Collection, Pablo Picasso's "Femme à la montre" (1932), achieved the second highest record for the artist selling at $139,363,500, followed by a new record for Agnes Martin with "Grey Stone II" (1961), an important early work, selling at $18,718,500.

At Sotheby's Contemporary Evening auction, on the 15th of November, a new record was set for Barkley Hendricks with the double-portrait, "Yocks" (1975), achieving $8,377,500 and surpassing the artist's record set in May of this year; further, a monumental late Joan Mitchell achieved the artist's second record at auction (and for the season) with "Sunflowers" (1990/91), selling for $27,910,500. Prior to this, at Christie's 20th Century Evening Sale, on November 9, the new high record for Joan Mitchell was set by "Untitled" (c. 1959), an important early work selling for nearly $30 million (at $29,160,000).

Despite a decline in total sales in the 2023 PWC market as a result of fluctuations in the high end of the market and softened performance during the auction seasons, significant milestones were reached, notably within ultra-contemporary art, highlighting the resilience of top-quality works and the overall art market. Looking into 2024, insights from dealers and industry stakeholders paint a nuanced picture. Optimism among dealers tempered slightly compared to previous years, with 36% predicting an improvement in sales (down from 45% at the end of 2022), 48% expected sales to remain the same, and 16% expecting a decline. Auction houses also remained cautiously optimistic for 2024, with 38% of mid-tier businesses expecting an improvement in sales, and only 4% predicting a decrease in their own auction sales. These insights, coupled with the art market's historical resilience, suggest the possibility of growth and evolution in navigating the market for the rest of 2024. [13]

---

[10] ArtTactic, *Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023*, ArtTactic Limited, pp. 3.

[11] ArtTactic, *Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023*, ArtTactic Limited, pp. 3.

[12] ArtTactic, *Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023*, ArtTactic Limited, pp. 3.

[13] Dr. Clare McAndrew, *The Art Market 2024*, Art Basel and UBS, pp. 224.

Subject Artwork





Cecily Brown
What You Need (diptych)
2006
Oil on linen
Signed, dated, and inscribed on the reverse
17 x 50 in. (43.2 x 127 cm)

Fair Market Value

$1,750,000

Location

[***]

Condition

Good

Provenance

Gagosian Gallery, New York
Christie's London, October 15, 2006, Lot 9
Private Collection, Spain
Private Collection, New York
Private Collection, New York
Acquired from the above by Masterworks

Literature

Colin Gleadell, "Harlap Collection Takes Top Prices at Christie’s," ARTnews, New York, 2006, web

Artist Background

Cecily Brown (b. 1969, United Kingdom) is one of the most celebrated living British painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint. In 1993, Brown received her BFA from the Slade School of Art in London, during which she studied abroad at the New York Studio School. A year after graduating, she returned to New York and distanced herself from the Young British Artists, London's dominant artistic movement focused on unconventional materials and concept driven work. In New York, Brown continued her exploration of the materiality and eroticism of oil paint, drawing inspiration from Analytic Cubism, Abstract Expressionism, and old-master paintings as well as contemporary pornography and female sexuality. Her early works incorporated cartoonish figuration into humorous and sensual expressionistic paintings; however, she predominantly abandoned figuration in the 1990s to develop her dynamic gestural brushstrokes. Brown's abstract compositions quickly garnered the attention of acclaimed dealer Jeffrey Deitch, and in 1997, her first major solo exhibition, *Spectacle*, served as the inaugural exhibition of Deitch Projects. Two years later, the artist signed with global mega-dealer Gagosian Gallery, and in 2015, she changed her representation to Thomas Dane Gallery in London and Paula Cooper Gallery in New York. In 2023, the Metropolitan Museum of Art mounted the artist's first major museum survey in New York titled *Cecily Brown: Death and the Maid*. Brown continues to live and work in New York.

Cecily Brown is currently represented by Paula Cooper Gallery and Thomas Dane Gallery. She has been the subject of numerous major solo exhibitions at major institutions, including the Metropolitan Museum of Art in New York, Blenheim Palace in Oxfordshire, England, the Louisiana Museum in Denmark, the Museum of Fine Arts in Boston, and the Hirshhorn Museum and Sculpture Center in Washington, D.C. Her work is also represented worldwide in the permanent collections of important cultural institutions, including the Solomon R. Guggenheim Museum, the Whitney Museum of American Art, the Brooklyn Museum in New York, the Louisiana Museum in Denmark, the National Gallery of Norway in Oslo, the Tate in London, Glenstone Museum in Potomac, and the Foundation Louis Vuitton in Paris. Since 2017, Brown's secondary market has steadily increased with added traction from her Metropolitan Museum of Art exhibition and a 38 million dollar turnover at auction in 2023.

Valuation Narrative

The subject work, *What You Need* (2006), 17 x 50 inches (overall) is an oil on linen diptych by the artist. The Painting is a prime example of Cecily Brown's gestural practice, which underwent a stylistic shift in the early 2000s, when her characteristically figurative and sexually-explicit imagery gave way to more evocative and largely abstract compositions. Executed in 2006, the Painting belongs to a series of works where Brown explores the genres of figurative study and nude ensemble, abstracting away by differing degrees the more typical "mark-making" associated with this traditional subject matter. Consistent with other works from this period, the artwork incorporates suggestive figurative imagery into a dense landscape composition and has a narrative quality with abstractions of humanistic and animalistic forms in a hilly, outdoor setting. The red and smokey gray accents give the work an almost infernal quality, and its diptych format follows a longstanding tradition in oil painting introduced in the Middle Ages.

Paintings by Cecily Brown are regularly traded at auction, with sale prices for artworks executed between 1998 and 2019 regularly exceeding six figures, particularly large, colorful examples with continuous compositions filling the picture plane. The subject work is a diptych with a somewhat atypical (long and narrow) format and there have been no recent sales of other examples by the artist comparable in both format and quality. Most recently, on May 17, 2024, a much smaller and somewhat monochromatic painting with a preponderance of gray pigment, *The Fox and the Geese* (2008-2011), 25 x 22 inches, sold at Christie's New York for $1,020,600. Prior to this, on October 12, 2023, *Tricky* (2001), 48.125 x 50.16 inches, which is much larger than the subject work but has a similarly loose style interspersed with more defined passages, sold for the GBP equivalent of $3,159,741 at Sotheby's London. Another smaller painting with a more colorful and tighter composition, *Running Scared* (2010), 31 x 23 inches, sold on March 9, 2023 at Sotheby's New York for $2,601,000, which far exceeded its high pre-sale estimate of $800,000. Finally, *Beautiful Not*

Realistic (2008), 31 x 43 inches, a slightly larger, less horizontal example with a detailed composition and predominantly red palette, sold at Sotheby's London on October 14, 2022, for the GBP equivalent of $1,649,421; it should be noted, however, that this sale occurred nearly two years ago and the market has strengthened since then. The fact that each of the above paintings sold well-above its high pre-sale estimate speaks to the strength of the market and ongoing demand for comparably ranking paintings by Cecily Brown.

The Fair Market Value of the Painting was determined in relation to the aforementioned paintings, with differences in size, format, color palette, style and composition taken into consideration. Based on recent public auction sales as well as the artist's continued market momentum, it is the opinion of the appraisers that the Fair Market Value of the Painting is $1,750,000.

Comparable Sales



Title: The Fox and Geese
Year Made: 2008-2011
Medium: Oil on canvas
Dimensions: 25 x 22 in. (63.5 x 55.9 cm.)
Date of Sale: May 17, 2024
Sale Name: Post-War and Contemporary Art Day Sale
Sale Location: Christie's, New York
Lot: 112
Estimate: $450,000 - $650,000
Realized Price: $1,020,600



Title: Tricky
Year Made: 2001
Medium: Oil on linen
Dimensions: 48.13 x 50.25 in. (122.2 x 127.5 cm.)
Date of Sale: October 12, 2023
Sale Name: The Now Evening Auction
Sale Location: Sotheby's, London
Lot: 11
Estimate: $1,464,538 - $2,196,807
Realized Price: $3,159,741



Title: Running Scared
Year Made: 2010
Medium: Oil on linen
Dimensions: 31 x 23 in. (78.7 x 58.4 cm.)
Date of Sale: March 9, 2023
Sale Name: Contemporary Curated
Sale Location: Sotheby's, New York
Lot: 15
Estimate: $600,000 - $800,000
Realized Price: $2,601,000



Title: Beautiful Not Realistic
Year Made: 2008
Medium: Oil on linen
Dimensions: 31 x 43 in. (78.7 x 109.2 cm.)
Date of Sale: October 14, 2022
Sale Name: Contemporary Evening Auction
Sale Location: Sotheby's, London
Lot: 101
Estimate: $669,572 - $892,762
Realized Price: $1,659,421

MASTERWORKS

Sources of Data

Auction Houses: Christie's, Sotheby's, Phillips, Bonhams, Artcurial, SBI Art Auction, Mainichi Auction, Mallet Japan, China Guardian, Ketterer Kunst, Seoul Auction, iART Co.
Online Databases: Artprice, Artnet, AskArt, Mutual Art and the Baer Faxt Auction Database

Masterworks Appraisers Qualifications

Abigail Athanasopoulos, Director of Appraisals, is an Accredited Senior Appraiser with the American Society of Appraisers (ASA) and an Accredited Member of the International Society of Appraisers (ISA) with over eighteen (18) years of experience appraising fine art. Prior to her position with Masterworks, she was the Founder & Principal of Spectrum Appraisals, LLC, a comprehensive art appraisal and advisory firm providing clients with highly competent and unbiased fair market value and replacement value appraisals for a wide variety of intended uses. She previously worked as a senior appraiser and project manager for Appraisal Resource Associates, Inc., and a gallery associate at D. Wigmore Fine Art, New York; she has also recently served on ASA's executive committee and is an active member of ArtTable (a professional organization dedicated to advancing the leadership of women in the visual arts). Ms. Athanasopoulos holds a B.A. in Art History from Wellesley College and has completed extensive coursework in Appraisal Studies through both NYU's Appraisal Studies Program and Pratt Institute (in association with the American Society of Appraisers), from which she obtained a Certificate in Fine & Decorative Arts Appraisal Studies. She is "qualified" per IRS guidelines and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP) through March 2024.

Jessica Maliszewski, Fine Art Appraiser, is an Accredited Member of the Appraisers Association of America (AAA) specializing in Post-War, Contemporary and Emerging Art. A member of the AAA for seven (7) years, Ms. Maliszewski is Uniform Standards of Professional Appraisal Practice (USPAP) compliant through June 2025, and presently serves on the Membership Committee. As a Fine Art Appraiser, she has completed appraisals for clients nationally and internationally for purposes of insurance, tax and estate planning, charitable donations, and equitable distribution. Though predominantly working in Post-War, Contemporary and Emerging Art since 2008, Ms. Maliszewski has further experience in valuing and cataloguing a wide variety of fine and decorative objects. In addition to her appraisal work, Ms. Maliszewski has nineteen (19) years of experience in New York and London, working in collections management and research, and working for art consultancies, art fairs, museums, galleries, and artist studios. Ms. Maliszewski holds a B.A. with a concentration in Art History from Northeastern University, an M. Litt in the History of Art and Connoisseurship in Fine and Decorative Arts from Christie's Education in London, and completed extensive coursework in appraisal studies through New York University's Appraisal Studies Program and the Appraisers Association of America.

Statements and Disclosures

This Appraisal Report consists of 22 pages and must be presented in its entirety to be valid. This document is prepared solely for internal corporate and accounting purposes as described in the Scope of Work using the Sales Comparison approach to arrive at the Fair Market Value as of the stated effective valuation date. It is to be used solely by the intended users listed in this Appraisal Report for that purpose and can be relied upon by the intended user as described in the Scope of Work.

Unless otherwise stated herein, this Appraisal Report is based only on the readily apparent identity of the item appraised, and no further opinions or guarantee of authenticity, genuineness, attribution, or authorship is made. However, in appraising the subject property, the Masterworks Appraiser(s) found no reason to question the authenticity of the article, except as noted. To the knowledge of the Masterworks Appraiser(s), no laboratory testing has been performed on the subject property.

Unless otherwise stated herein, the appraised value is based on whole ownership and possessory interest undiminished by any liens, fractional interests or any other form of encumbrance or alienation.

This Appraisal Report is made at the request of the parties named for their use. The Appraisal Report is not an indication or certificate of title ownership. The identification of the interest of the requesting parties is simply represented to the Masterworks Appraiser(s) by such parties and no inquiry or investigation has been made nor is any opinion given as to the truth of such representation.

The value expressed herein reflects the professional judgment and opinion of the Masterworks Appraiser(s) and is not a representation or warranty that the item will realize that value if offered for sale at an auction or otherwise. The value expressed is based on current information on the assigned effective valuation date stated on the cover page of this report. No opinion is hereby expressed as to any future value, nor unless otherwise stated, as to any past value.

Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the Artwork, the comparable sale may be included in the comparable data set at the discretion of the Masterworks Appraiser(s), provided that the related party nature of the comparable sale will be noted in the appraisal.

The market level selected for this assignment is based on the subject property's current use and alternative uses as relevant to the type and definition of value and the intended use of the Appraisal Report. As such, the Masterworks Appraiser(s) considered the most common marketplace(s) given the purpose of this appraisal assignment.

The Masterworks Appraiser(s) are not required to give testimony, be present in any court of law, or appear before any commission or board by reason of this Appraisal Report without reasonable prior notice. Should this report be challenged in any way, not limited to litigation, it is understood that the Masterworks Appraiser(s) are prepared to defend this Appraisal Report, if required. Appearance and testimony at deposition, trial, or alternative dispute resolution proceedings and the necessary preparations thereof are considered to be new and separate assignments.

Possession of this Appraisal Report, or a copy thereof, does not include the right of publication without the written consent of Masterworks. This Appraisal Report, or any part thereof, including the identity of the Masterworks Appraiser(s), shall not be made public through advertising, public relations, news releases, sales, or other distributive or information media without the written consent of Masterworks.

Copies of this Appraisal Report and written and electronic notes pertaining to the appraisal assignment will be kept in the offices of Masterworks for a minimal period of five (5) years after the date of issue or two (2) years after final disposition of any judicial proceedings involving the Masterworks Appraiser(s), whichever period expires last. Masterworks makes every effort to store records pertaining to the Appraisal in a safe and secure environment.

However, Masterworks is not responsible for acts of nature, war, terrorism, or other unexpected catastrophes which may affect the safekeeping of this Appraisal Report.

All matters regarding the duties, responsibilities, and liabilities of the Masterworks Appraiser(s) are in accord with the Valuation Standards and Professional Practices as outlined by the Appraisal Foundation in the 2020-2021 Uniform Standards of Professional Appraisal Practice and the Principles of Practice and the Code of Ethics of the Appraisers Association of America.

Submission of this Appraisal Report concludes this appraisal assignment.

Appraisal Terminology and Definitions

Appraisal: As defined in the Uniform Standards of Professional Appraisal Practice (USPAP), "*the act or process of developing an opinion of value; an opinion of value.*" According to the USPAP, value can "*be numerically expressed as a specific amount, as a range of numbers, or as a relationship (e.g., not more than, not less than) to a previous value opinion or numerical benchmark (e.g., assessed value, collateral value).*" It should be noted that the USPAP states that using any other term for an appraisal does not remove the work from being in compliance with USPAP; it is an appraisal if an opinion of value is given.

Appreciation, Appreciation Rate*:* Appreciation, in general terms, is an increase in the value of an asset over time. The increase can occur for a number of reasons, including increased demand or weakening supply, or as a result of changes in inflation or interest rates.

Buyer's Premium: The percentage of the bid or "hammer" price paid by the buyer to the auction house when purchasing an item. The fee usually ranges between 5% and 25% of the hammer price.

Bought In (BI): Occurs at auction when an object does not meet its reserve price and fails to sell.

Catalogue Raisonné: A scholarly catalogue that should include all the known works of an artist or all of his or her known works in a specific medium at the time of the catalogue's compilation. Essential information identifying the works is included, making the catalogue a definitive reference book.

Certificate of Authentication/Authenticity: An official document that certifies that the piece in question is correct, of the period, and by the artist designated. Some states (including New York) require specific information be included on a certificate of authentication.

Clear Title: Refers to ownership of property that is free from encumbrance, obstruction, burden or limitation.

Comparables: Those objects selected by the appraiser as being similar to one being appraised. An examination and analysis of sales figures for similar works or comparable objects allows the appraiser to arrive at an appraised value for the object under consideration.

Condition: Term referring to the physical state of a property and must be noted in an appraisal document.

Conservation: The treatment and preventive care of an object so that its condition does not deteriorate and will remain stable; the preservation of a work of art involving careful maintenance and protection of an object, using materials and procedures that will have no adverse effect on it.

Cost Approach: A valuation approach used to determine the value of an object based upon the cost of re-creating the identical piece. This approach may be applied to the decorative arts when the methods of construction or materials used are replicable.

Craquelure: The result of natural movement of the support (canvas) and or the shrinking of the medium during the aging process of painting. It usually appears on the surface in a spider web-like series of cracks. The surface can be stabilized by reclining the canvas and filling the cracks.

Fair Market Value (FMV): As per Treas. Reg. Section 1.170A-I (c)(2) "*the fair market value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the relevant facts.*"

Foxing: Brown spots caused by iron particles in the paper that "rust" and discolor the paper when it is exposed to humidity. Sometimes, mold is mistaken for foxing.

Hammer Price: The actual (final) bid price at auction; it does not include the buyer's premium.

Hypothetical Conditions: According to USPAP, those conditions that are contrary to the conditions that actually exist, but are supposed for the purpose of reasonable analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal or economic characteristics of a subject property or about conditions external to the property, such as the market conditions or trends, or about the integrity of data used in an analysis. Appraisals of damaged or destroyed objects employ hypothetical conditions. A hypothetical condition may be used in an assignment only if 1) the use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis or for purposes of comparison; 2) the use of the hypothetical condition results in a credible analysis; and 3) the appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

Income Approach: A valuation approach used to determine the value of a work of art or object that will be used to generate future income. This is most often done through leasing, rental or the creation of reproductions but not through a one-time only sale with transfer of title and/or copyright.

Inherent Vice: Extreme conditions of temperature, light, and humidity contribute to an object deteriorating or destroying itself. The resulting loss of value is caused by the inherent nature of the object rather than the result of an external cause or a casualty.

Inpainting: Similar to overpainting, a technique commonly used by conservations to restore a painting that has suffered the loss or deterioration of paint on a canvas or other medium. It generally implies work that is well done with a minimum of intervention by the conservator.

Lined: A term that usually refers to a painting on canvas that has been supported by another layer of canvas due to the deterioration of the original support.

Loss of Value: The difference between the value of the property that has suffered damage prior to damage and the value of the property after that damage has been repaired.

Market Analysis: The study of market conditions for a specific type of personal property; sometimes both the retail and wholesale markets must be examined and analyzed.

Medium: 1.) The material from which an object or artwork is made or on which it is produced; it may include paper, canvas, board, cel (acetate), bronze; 2.) The specific tool and material used by an artist; e.g., brush and oil paint, chisel and stone; 3.) The mode of expression used by an artist; e.g., painting, sculpture, graphic arts, etc.; 4.) A liquid that may be added to a paint to increase its manipulability without decreasing its adhesive, binding or film forming properties.

Most Appropriate Market or Marketplace: The venue in which an appraiser determines that an object can be sold most easily and at the highest price. In the case of personal property, when comparables are scarce, it frequently references the most appropriate market, which can be a combination of auction and private gallery sales.

Net Asset Value (NAV): The net asset value (NAV) represents the net value of an entity and is calculated as the total value of the entity's assets minus the total value of its liabilities. Most commonly used in the context of a mutual fund or an exchange-traded fund (ETF), the NAV represents the per share/unit price of the fund on a specific date or time. NAV is the price at which the shares/units of the funds registered with the U.S. Securities and Exchange Commission (SEC) are traded (invested or redeemed). For Masterworks purposes the NAV is calculated as (x) the most recent appraised Fair Market Value of the artwork as of the Effective Date of this Appraisal, less (y) the pro forma value attributable to Class B profits interests implied based on such fair market value (if any), divided by (z) the number of

outstanding Class A shares of the applicable issuer entity, inclusive of shares issued to Masterworks pursuant to the Administrative Services Agreement, as of the date of the estimated net asset value.

Net Value: A term commonly used in matters of equitable distribution to indicate the market value of personal property exclusive of any sales commissions or any other costs that would reduce the value of the property.

No Commercial Value (NCV): A term that usually refers to an object or a group of objects, usually in estate situations, for which it is not reasonable to assign a monetary value; for example, a mattress and a box spring.

Offering Amount: For Masterworks' purposes, the aggregate total value of all Class A shares in a given Artwork as reflected in the final offering circular filed with the SEC.

Offering Circular: A document describing the terms of an offering of securities representing an investment in the Artwork.

Original Cost: Also known as the historical cost or the cost of acquiring an item of personal property.

Offering Date: For Masterworks' purposes, the date at which the final offering circular is filed with the SEC.

Overpainting: A term that refers to restorative work on a painting in which is applied over already dry areas of paint. It sometimes includes the original artist's glazes. Overpainting is similar to inpainting, but inpainting only fills in areas of missing paint without covering the original paint.

Oxidation: The binding of oxygen to a metal to form rust or the binding of oxygen to wood to darken it.

Patina: A film, produced by oxidation that builds up on the surface of an object. The term also refers to the final coating that is applied to a bronze by the artist or the foundry crafting the bronze.

Personal Property: Defined by USPAP as "*identifiable, tangible objects that are considered by the general public as being "personal"; for example, furnishings, artwork, antiques, gems and jewelry, collectibles, machinery and equipment.*"

Pre-Existing Damage: Any wear, tear, repairs or other changes to new condition seen on an item of personal property prior to its evaluation in a damage and/or loss of value situation.

Preservation: Related to conservation and restoration, preservation actions are taken to prevent further changes to or deterioration of objects, sites or structures.

Primary Market: A market created either by the maker or the maker's agent when an object is sold for the first time, usually in galleries or stores. The secondary market is the venue for the sale of an object between a seller and a buyer when neither of them have participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Primary Source: Material, used in research and data comparisons, that is gathered from first-hand witnesses and includes auctions attended, galleries, art fairs and stores visited as well as actual comparables witnessed by the appraiser.

Provenance: The history of an object that may include its past ownership as well as its exhibition and catalogue history.

Qualified Appraisal: An appraisal will be treated as a qualified appraisal within the meaning of IRS Code §170 (f)(11)(E) if the appraisal complies with all the requirements of §1.170A-13(c) of the existing regulations (except for

the extent the regulations are inconsistent with § 170 (f)(11)), and is conducted by a qualified appraiser in accordance with generally accepted appraisal standards. See sections 3.02(2) and 3.03 of Notice 2006-96. An appraisal will be treated as having been conducted in accordance with generally accepted appraisal standards within the meaning of §170 (f)(11)(E)(i)(II) if, for example, the appraisal is consistent with the substance and principles of the Uniform Standards of Professional Appraisal Practice ("USPAP").

Qualified Appraiser: (1) Appraisal designation. An appraiser will be treated as having earned an appraisal designation from a recognized professional appraiser organization within the meaning of §170 (f)(11)(E)(ii)(I) if the appraisal designation is awarded on the basis of demonstrated competency in valuing the type of property for which the appraisal is performed. (2) Education and experience in valuing the type of property. An appraiser will be treated as having demonstrated verifiable education and experience in valuing the type of property subject to the appraisal within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser makes a declaration in the appraisal that, because of the appraiser's background, experience, education and membership in professional associations, the appraiser is qualified to make appraisals of the type of property being valued. (3) Minimum education and experience. An appraiser will be treated as having met minimum education and experience requirements within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser has successfully completed college or professional level coursework that is relevant to the property being valued, has obtained at least two years of experience in the trade or business of buying, selling, or valuing the type of property being valued, and has fully described in the appraisal the appraiser's education and experience that qualify the appraiser to value the type of property being valued.

Recto: The front side of a painting.

Refinished Condition: When a piece has been stripped or skinned of its original patina and has received a new finish.

Reserve**:** The minimal amount for which a consignor agrees to sell a work at auction. By law, the reserve must not exceed the low estimate.

Restoration**:** A process whereby, if an object has lost a part and that missing part or piece is replaced or restored to simulate the original, the object can be returned as closely as possible to its original condition.

Sales Comparison Approach: the most commonly applied valuation approach when appraising personal property, in which appraised value is based on achieved prices for similar works by the same artist or artisan of equal standing and related reputation (alternatively called Comparative Market Data Approach, Market Data Approach or Comparable Market Data Approach.)

Secondary Market**:** Refers to the marketplace in which a used object is bought and sold. Once an item is no longer available from the original source, it is considered a secondary market item. The term usually refers to the auction market and is in no way associated with the value or the condition of the object. The secondary market is the venue for the sale of an object, through an auction or a gallery, between a seller and a buyer, neither of whom has participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Secondary Source: an article or book that discusses information that was first presented somewhere else. Examples of secondary sources utilizing exact primary sources in research and data comparison are Artnet, ArtFact, P4a, Gordonsart, Art-Sales-Index, newel.com and other internet research tools.

Seller's Premium or Seller's Commission: The percentage of the bid or "hammer" price paid by a seller to an auction house when selling an item. The fee ranges from nothing to 35 percent and may be more negotiable than the buyer's premium.

Statement of Assumptions & Limiting Conditions: Terms or concepts generally linked together in most appraisals. An assumption is that which is taken to be true. An extraordinary assumption is an assumption, directly related to a

specific assignment, that, if found to be false, could alter the appraiser's opinions or conclusions. A limiting condition refers to the conditions that limit the appraiser's examination or research of the appraised items and the appraisal assignment. Hypothetical conditions are those that are contrary to what exists, but are supposed for the purpose of analysis.

Ultraviolet Light (UV): Short, high-energy, invisible light waves beyond violet in the light spectrum, with a length of 250 to 400 nanometers.

Uniform Standards of Professional Appraisal Practice (USPAP)**:** The appraisal standards covering the development and communication of appraisers' opinions and conclusions published by the Appraisal Standards Board of The Appraisal Foundation. First published in 1987, these standards apply to all disciplines of appraising.

Verso: The backside of a painting.

Work Size: The dimensions of works on panel or board. When the word "sight" is used in conjunction with worksize, it refers to the dimensions of the visible image of the work.

Appendix

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